

October 18, 2013

Via E-mail
Mr. Sam Walsh
Chief Executive
Rio Tinto plc and Rio Tinto Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

      Re: **Rio Tinto plc and Rio Tinto Limited**
             Form 20-F for Fiscal Year Ended December 31, 2012
             Filed March 15, 2013
             File No. 001-10533 and 001-34121

Dear Mr. Walsh:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Rufus Decker for

                                         Tia L. Jenkins
                                         Senior Assistant Chief Accountant
                                         Office of Beverages, Apparel, and Mining